Form of Amended and Restated Deposit Agreement, among United Microelectronics Corporation, JPMorgan Chase Bank, N.A. as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

Incorporated by reference to Exhibit 99.(A) to the Form F-6 (Registration No. 333-162437) furnished to the Commission on October 13, 2009.